                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated March 29, 2004, "ALSTOM Wins Two Orders for Air
Pollution Control Systems in France for Over €230 Million"

Press release dated March 31, 2004, "ALSTOM Awarded Contract Worth
163 Million Euros for Three Gorges Project in China"

Press release dated April 20, 2004, "ALSTOM Wins €150 Million Contract for the Supply of Tram Trains in the Netherlands"

Press release dated April 27, 2004, "Suspension of Application of
Covenants until 30 September 2004"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: April 28, 2004                       By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                   29 March 2004

                    ALSTOM WINS TWO ORDERS FOR AIR POLLUTION
                 CONTROL SYSTEMS IN FRANCE FOR OVER €230 MILLION

ALSTOM has won two separate  orders to supply air pollution  control systems for power  plants in France with a combined  order value in excess of €230  million.
The orders have been  awarded by  Electricité  de France  (EDF) and LA SNET,  an independent power producer owned by Endesa, EDF and Charbonnages de France. With these  recent  orders  ALSTOM is confirmed  as the world's  leading  supplier of emissions  reduction  technology  in  the  very  dynamic  power  generation  and industrial  markets,  as well as a leading  global  contributor to clean thermal power production.

The installation of the air pollution  control systems will ensure the reduction of nitrogen oxides and sulphur oxides emissions to a level  significantly  lower than required by the recently adopted European and French regulations.

The  order  from EDF is worth  approximately  €100  million  for the  supply  of
Selective  Catalytic  Reduction (SCR) units for the reduction of nitrogen oxides at power  stations  located in Le Havre  (Normandy)  and  Cordemais  (Pays de la
Loire).

The order from LA SNET is valued at around €130  million and will be carried out in consortium with GTM, responsible for the civil works. ALSTOM will deliver one
SCR  unit and one  Flue  Gas  Desulphurisation  unit to each of the 600 MW power stations located in Carling (Lorraine), and in Gardanne (Provence).

The  construction  of these units will start in early 2005, and are scheduled to be in operation by January 2008.

Philippe   Joubert,   President  of  ALSTOM's   Power   Environment   and  Power
Turbo-Systems Sectors comments, "We, at ALSTOM Power Environment,  are extremely proud  to be  the  leader  of an  activity  which  is  closely  associated  with environmentally  conscious  Companies  such as EDF and LA  SNET.  These  two new awards  consolidate  ALSTOM's  leadership  position  in the  growing  market  of environmental controls".

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. 01 47 55 23 15) - internet.press@chq.alstom.com

Investor Relations:  E. Chatelain
                     (Tel. 01 47 55 25 78) - investor.relations@chq.alstom.com

                                                                   31 March 2004

               ALSTOM AWARDED CONTRACT WORTH 163 MILLION EUROS
                        FOR THREE GORGES PROJECT IN CHINA

ALSTOM has been awarded a contract by the Three Gorges  International  Tendering
Co. Ltd.  to supply four 700 MW  generating  units to the  project's  Right Bank powerhouse on China's Yangtze River, located in Yichang city, Hubei Province.

The contract, valued in excess of 163 million euros, comprises four turbines and their  associated  generators.  The equipment will be  manufactured  in ALSTOM's facilities in France,  Switzerland,  Brazil and China, with delivery of the main components scheduled for 2006 and 2007.

As the world's largest  hydropower station under  construction,  Three Gorges is designed to have a total installed capacity of 18,200 MW, comprising 26 X 700 MW generating  units,  of  which  fourteen  will  be  installed  in the  Left  Bank powerhouse and twelve in the Right Bank powerhouse.

ALSTOM has been  involved in the Three Gorges  Project  since 1997,  when it was awarded contracts to supply eight generating units and subsequently all fourteen governors and control systems for the Left Bank powerhouse.

Philippe   Joubert,   President  of  ALSTOM's  Power  Turbo  Systems  and  Power
Environment  Sectors commented "We, at ALSTOM,  are very pleased and honoured to be selected as the only foreign partner together with Chinese  Manufacturers for the completion of this monumental Project, the largest of its kind in the world.
This award  confirms  ALSTOM's  strong  position in the hydro  power  market and customer's confidence in our technology."

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

                                                                   20 April 2004

               ALSTOM WINS €150 MILLION CONTRACT FOR THE SUPPLY OF
                         TRAM TRAINS IN THE NETHERLANDS

HTM Personenvervoer  NV, a Dutch public transport operator,  has notified ALSTOM of the award of an order worth €150  million  for the supply of 50  RegioCITADIS tram trains.

The vehicles will operate on a new light rail link which connects the centres of
The  Hague  and  Rotterdam.  They are  designed  to run  seamlessly  on both the mainline and tram tracks of The Hague.

Each  bi-directional,  3-car  vehicle  will  carry up to 220  passengers  and is designed with low boarding access.

They are similar to the 28  RegioCITADIS  tram trains which ALSTOM is to deliver to Kassel in Germany later this year. The first vehicles for  RandstadRail  will be delivered at the  beginning of 2006,  with  commercial  service  scheduled to begin mid 2006.

This contract will be carried out by ALSTOM at its facilities in Ridderkerk, the
Netherlands and Salzgitter, Germany.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com

                                                                   27 April 2004

                     SUSPENSION OF APPLICATION OF COVENANTS
                             UNTIL 30 SEPTEMBER 2004

The Credit Agreements for ALSTOM's  refinancing package signed in September 2003 required the Group to respect certain financial  agreements  ("covenants") or to reach an agreement with its Banks, of which two thirds must approve.

During the  meeting of ALSTOM's  Board of  Directors  on the 9 March  2004,  the
2003-2004  financial  forecasts  were  reviewed.  It was  noted  that  if  these forecasts  are  confirmed,  it would be necessary  for ALSTOM to review with its
Banks the  agreements  relating  to the EBITDA and the  Group's  net  situation, noting  that the  agreements  relating  to the  reduction  of its debt are being respected.

ALSTOM's  Banks have formally  accepted to suspend the obligation to respect the financial  agreements  ("covenants") until 30 September 2004 as a new assessment of the Group's situation will be made before this date. This suspension has been achieved  without  modification  to the  financial  conditions  of  the  credits concerned and without cost.

Press Relations:     S. Gagneraud/G. Tourvieille
                     Tel. +33 1 47 55 25 87
                     internet.press@chq.alstom.com

Investor Relations:  E. Chatelain
                     Tel. +33 1 47 55 25 33
                     investor.relations@chq.alstom.com